Agricore United

FOR IMMEDIATE RELEASE

AGRICORE UNITED PROVIDES UPDATE ON REVISED OFFER BY SASKATCHEWAN WHEAT POOL

WINNIPEG, MANITOBA—(April 4, 2007) — Agricore United (TSX:AU) today announced that it will engage in discussions with and provide confidential information to Saskatchewan Wheat Pool Inc. (SaskPool) in connection with SaskPool's recently revised offer of $8.00 in cash and 0.95 of a SaskPool common share for each limited voting common share of Agricore United.

This action is based on determinations made by the Board of Directors of Agricore United, following the recommendation of its Special Committee and its consultations with legal and financial advisors.

Agricore United will evaluate SaskPool's proposal to determine whether it constitutes a "superior proposal" under the acquisition agreement with James Richardson International Limited (JRI). The Board expects to make its determination as to whether the SaskPool proposal is a superior proposal by next week.

In the meantime, pending completion of Agricore United's discussions with SaskPool and the Board's review of the SaskPool proposal, the Board continues to support the JRI transaction and continues to recommend that Agricore United shareholders not tender their shares to SaskPool's offer.

If the Board makes a determination that the SaskPool proposal is a superior proposal and Agricore United proposes to enter into an acquisition agreement with SaskPool, Agricore United must provide notice of such determination to JRI and JRI would then have five business days to match or top the SaskPool proposal. If JRI chooses not to match or top the SaskPool proposal and Agricore United terminates the JRI acquisition agreement to enter into an acquisition agreement with SaskPool, Agricore United must pay a termination fee of $24 million to JRI.

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's limited voting common shares are traded on the Toronto Stock Exchange under the symbol "AU".

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FOR FURTHER INFORMATION PLEASE CONTACT:

Media:
Radean Carter
Communications Coordinator
(204) 944-2238
Email: rcarter@agricoreunited.com

or

Lute & Company
John Lute
(416) 929-5883
Email: jlute@luteco.c...

Investors:
Lori Robidoux
Vice President, Corporate Finance & Investor Relations
(204) 944-5656
Email: lrobidoux@agricoreunited.com

or

Georgeson (Shareholder Inquiries)
1-866-598-9684
Toll-free in North America